Exhibit 21
SUBSIDIARIES OF THE REGISTRANT

Parent	Subsidiary	Percentage of Ownership	State of Incorporation or Organization

HomeTrust Bancshares, Inc.	HomeTrust Bank	100%	Federal

HomeTrust Bank	Western North Carolina Service Corporation	100%	North Carolina

HomeTrust Bank	HomeTrust Financial, Inc.	100%	North Carolina